Announcement to the Market Tier 1 Subordinated Financial Bills Itaú Unibanco Holding S.A. (“Company”) informs its shareholders and the market that, on July 15th , 2026, will exercise the option to repurchase all of its Tier 1 Subordinated perpetual Financial Bills (“Financial Bills”), issued by the Company in the period between January 08th and January 16th, 2019, totaling BRL 1.4 billion. The estimated impact of the repurchase of Financial Bills on the Company’s Tier 1 capital ratio is approximately 10 basis points 1. São Paulo - SP, July 13, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 1 Calculated on the capital base as of March 31, 2026.